Exhibit 3.3


                            CERTIFICATE OF CORRECTION
                                       OF
                             MB SOFTWARE CORPORATION



        MB Software Corporation, a corporation organized and existing under the business corporation act of the State of Texas (the "Corporation"), submits fhb Certificate of Correction to correct a document that contains an inaccurate or erroneous statement.

     1. The name of the entity is MB Software Corporation. The filing number of the entity is 800036706.

     2. The document to be corrected is the Corporation's Certificate of the Designations, Number, Voting Powers, References and Rights of Series A Convertible Preferred Stock, flied with the Texas Secretary of State on November 30, 2007 (the "Certificate of Designations").

     3. Section 1.E.(i) of the Certificate of Designations contained an error in the conversion ratio of the preferred stock. The full text of Section 1 .E.(i), as corrected, is set forth below:

          E.   Automatic conversion.
               ---------------------

          (i) Each share of Series A Stock shall automatically be converted into fifty-one hundred (5,100) shares of Common Stock (as the same may be equitably adjusted after the date of issuance for any stock splits, combinations, consolidations, recapitalizations, reorganizations, reclassifications, stock distributions, stock dividends or other similar events) at such time as the shareholders of the Corporation have approved an amendment to the Articles of Incorporation of the Corporation increasing the authorized shares of Common. Stock of the Corporation from 20,000,000 shares to 100,000,000 shares (the "Amendment"). The Corporation expects to receive such approval at its next Annual meeting of shareholders, which is scheduled to be held in February. Holders of at least 65% of the issued and outstanding shams of Common Stock have indicated that they will vote in favor of such amendment. Following approval of the Amendment by the shareholders of the Corporation, and filing of the same with the Secretary of State of Texas, the Corporation shall give written notice thereof to all holders of record of shares of Series A Stock. Such notice shall be sent by first class mail, postage prepaid, to each holder of record of Series A Stock at such holder's address as shown in the records of the Corporation. Each holder of alum of the Series A Stock shall surrender the certificate or certificates for all such shares to the Corporation at the place designated in such notice and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled. Notwithstanding anything herein to the contrary, shares of Series A Stock shall be deemed to hew been converted upon the filing of the Amendment with the Secretary of State of Texas.

     6. The Certificate of Designations contained an inaccurate or erroneous statement. This Certificate of Correction is submitted for the purpose of correcting the Certificate of Designations.

     7. After the Secretary of State files this Certificate of Correction, the Certificate of Designations will be considered to have been corrected on the date the Certificate of Designations was originally filed, except as to persons adversely affected. As to persons adversely affected by the correction set forth in this Certificate of Correction, the Certificate of Designations will be considered to have been corrected on the date this Certificate of Correction is filed with the Secretary of State.

        IN WITNESS WHEREOF, MB Software Corporation has caused this Certificate to be signed by Lucy J. Singleton, its Secretary, this 25th day of January, 2008.

                             MB SOFTWARE CORPORATION


                             By: Lucy J. Singleton
                                 -----------------
                                 Lucy J. Singleton
                                 Secreatary